SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$ 517 mm for 3Q04

Nine-month Net Income growth of 140%

São Paulo, November 9th, 2004 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today announced its results for the third quarter of 2004 (3Q04). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian reais (R$ ), and comparisons refer to the third quarter of 2003 (3Q03). Additionally, the financial statements in BR GAAP are made available in the end of this release.

OPERATING & FINANCIAL HIGHLIGHTS

  Net income for the quarter was R$ 96.9 mm (US$ 32.5 mm), representing earnings of R$ 0.52 per diluted share (and US$ 0.35 per ADS). Excluding financial effects of losses on a hedge contract for USD IPO proceeds and exchange rate variations on USD-denominated assets, net income for the quarter was approximately R$ 115 mm, representing year-over-year earnings growth of 20%, and earnings of R$ 0.61 per diluted share (and US$ 0.41 per ADS);

  Accumulated nine-month net income more than doubled to R$ 260.8 mm. Trailing twelve-month net income was a record R$ 327.6 mm. Trailing twelve-month operating income was R$ 503.4 mm on revenues of R$ 1.75 billion, representing a 28.7% operating margin;

  EBITDAR increased by 8.4% to R$ 216.9 mm, representing an EBITDAR margin of 41.9% (vs. 38.1% in 2Q04). Cash and cash equivalents amounted to R$ 731.8 mm. Leverage remained low, with a total debt to total capitalization ratio of 9.1%;

  Revenue passenger kilometers increased 19.4% from 1,335 mm in 3Q03 to 1,594 mm in 3Q04. Seat kilometers increased 14.3% from 1,991 mm in 3Q03 to 2,276 in 3Q04. Load factor increased 3.0 percentage points to 70.0%. Yields increased 7.9% to 31.2 cents of real and RASK increased 12.3% to 22.7 cents of real. Net revenues totaled R$ 517.2 mm, representing growth of 28.4%. Domestic market share grew 100 basis points to 21.5%;

  Completion of scheduled flights and on-time arrivals averaged 99% and 98%, respectively. Passenger complaints and lost baggage averaged 2.7 and 2.2, respectively, per 1,000 passengers. The website accounted for 79% of total bookings during the quarter;

  GOL exercised options for two additional 737-800s for 2006 delivery, and in August GOL incorporated a leased Boeing 737-300 into the operating fleet. In 4Q04, three additional leased Boeing 737-300s will join the fleet (one each in October, November and December), and two leased 737-700s will be delivered at the end of December;

  In August, GOL inaugurated three new destinations: Riberão Preto (SP), Porto Velho (RO) and Rio Branco (AC). During 4Q04, regular service is being added to six new destinations: Joinville (SC), Uberlândia (MG), Caxias do Sul (RS), Foz do Iguaçu (PR), Teresina (PI), and Buenos Aires (Argentina);

  GOL nominated two new independent Directors to the Board. Alvaro Souza and Antonio Kandir will serve one-year terms and, along with Ana Vigon, will serve on the Company’s entirely independent Audit Committee;

  In September, GOL received recognition for the quality of its financial statements, receiving a nomination as finalist for the 8th Edition of the Anefac-Fipecafi-Serasa – Transparency Award.

Financial & Operating Highlights (US GAAP)	3Q04	3Q03	% Change
RPKs (mm)	1,594	1,335	+19.4%
ASKs (mm)	2,276	1,991	+14.3%
Load Factor	70.0%	67.0%	+3.0p.p.
Passenger Revenue per ASK (R$ cents)	21.9	19.4	+12.8%
Operating Revenue per ASK (R$ cents) (“RASK”)	22.7	20.2	+12.3%
Operating Cost per ASK (R$ cents) (“CASK”)	15.6	12.7	+22.8%
Breakeven Load Factor	50.0%	43.9%	+6.1p.p.
Net Revenues (R$ mm)	517.2	403.0	+28.4%
EBITDAR (R$ mm)	216.9	200.1	+8.4%
EBITDAR Margin	41.9%	49.6%	-7.7p.p.
Operating Income (R$ mm)	162.0	149.9	+8.1%
Operating Margin	31.3%	37.2%	-5.9p.p
Net Income (R$ mm)	96.9	96.7	+0.2%
Earnings per Share (R$ )	R$ 0.52	R$ 0.57	-9.8%
Earnings per ADS Equivalent (US$ )	US$ 0.35	US$ 0.39	-11,5%

MANAGEMENT’S COMMENTS ON 3Q04 RESULTS

GOL’s 3Q04 performance demonstrated the Company’s ability to capitalize on changing market conditions. “In the third quarter, GOL increased revenues and maintained high profitability, while maintaining high customer satisfaction, despite extremely high fuel prices, through its strong competitive position with both business and leisure travelers and its low-cost structure,” commented Constantino de Oliveira Jr., GOL’s CEO. Short-term fuel cost increases were mitigated by the Company’s fuel hedging program, while medium-term cost increases were generally compensated by higher productivity and passed along to fares.

During the third quarter, fuel prices accounted for R$ 2.7 mm of additional operating expenses, which were partially offset by a R$ 2.4 mm non-operating fuel hedging gain during the quarter. Compared to 2Q04, a 17% increase in fuel prices during 3Q04 resulted in R$ 18 mm of additional operating expenses and a 15% increase in fuel cost per ASK, which were partially offset by increased productivity, a 21% increase in average fares and a 24% increase in RASK (from 2Q04 to 3Q04). As a consequence, EBITDAR margin improved in 3Q04 vs. 2Q04, from 38.1% to 41.9%.

GOL’s load factor of 73.6 percent and aircraft utilization of 14.3 block hours per day for the month of July, were records. Based on current traffic and bookings trends, the Company expects strong load factor and aircraft utilization performance for the 4Q04.

Looking forward, apart from maintaining high productivity and profitability, short-term growth will be driven by the addition of new aircraft and new destinations. The addition of six more Boeing 737 aircraft to the fleet during the 4Q04 will bring fleet size to 29 aircraft by the year-end. This fleet size increase will allow addition of service to six more destinations, including GOL’s first international destination, Buenos Aires (Argentina).

GOL remains committed to its strategy of profitable expansion through a low cost structure and excellent customer service. “We are very proud that over 20 mm customers have chosen to fly GOL, and we continue to make every effort to offer them the best in air travel: new planes, frequent flights in key markets, an ever-expanding route system and pricing that makes sense; all of it delivered by our dedicated team of employees who are key to our success," stated Mr. Oliveira. “We will continue to create value for customers, shareholders and employees.”

REVENUES

Net operating revenues increased 28.4% to R$ 517.2 mm, due both to higher yields and higher revenue passenger kilometers. Passenger revenue growth was due to a 13.3% increase in departures and a 3.0 point increase in load factor from 67.0% to 70.0%, while capacity (available seat kilometers) increased 14.3%. The increase in departures was driven by the addition of 22 new flight frequencies (including 11 night flights) and the addition of two new destinations. The increase in load factor was helped by strong demand for night flights.

The sum of these effects led to a 19.4% increase in revenue passenger kilometers to 1,594 mm, this indicator representing both the number of passengers and the distance flown. Revenue passenger kilometers growth resulted in a higher market share for GOL, reaching 21.5% in 3Q04 compared to 20.5% in 3Q03. GOL’s strategy remains focused on increasing the size of the overall market for air travel in Brazil, as over 15% of GOL’s clients are first-time flyers.

Yields improved 7.9% to 31.2 cents of real per passenger kilometer, due to improved demand and improved pricing in specific markets. Average fares increased 6.5% from R$ 208 to R$ 221.

Total operating revenue per available seat kilometer (“RASK”) increased 12.3% to 22.7 cents of real in 3Q04 compared to 20.2 cents of real in 3Q03. Other revenue grew from R$ 16.7 mm to R$ 19.5 mm, primarily due to higher cargo revenues, in line with ASK increase.

OPERATING EXPENSES

Operating expenses per available seat kilometer (“CASK”) increased 22.8% to 15.6 cents of real, primarily as a result of increases in aircraft fuel expenses, salaries expenses and the addition of one aircraft to the fleet, and, to a lesser extent, increases in aircraft and traffic servicing and marketing expenses. Operating expense increases were partially offset by higher productivity, spreading fixed expenses over a greater number of ASKs, and decreases in aircraft rent and aircraft insurance premiums as a result of the stronger Brazilian Real. Total operating expenses increased 40.4% to R$ 355.2 mm, due primarily to increased capacity, higher fuel prices and higher salaries expenses. Fuel represented over 60% of the operating cost increase. Breakeven load factor increased from 43.9% to 50.0%, due mainly to higher fuel costs.

Excluding the impact of higher fuel prices, operating expenses increased 24.9%, contributing to a 9.3% increase in fuel-normalized CASK, mainly due to the addition of 534 FTE employees, a 12.7% cost of living adjustment on salaries and expenses related to hiring and training of new flight crews for fourth quarter growth (the six new aircraft and six new destinations that are being launched between October and December of 2004).

Operating capacity increased 14.3% to 2,276 mm available seat kilometers due to a 13.3% increase in departures, following the launch of 22 new frequencies (11 of which were night flights), two new destinations and a 10% increase in aircraft utilization from 12.7 block hours per day to 13.9 hours.

The breakdown of our operating expenses for the 3Q03 and 3Q04 is as follows:

Operating Expenses	R$ cents / ASK			R$ million
	3Q04	3Q03	% Chg.	3Q04	3Q03	% Chg.
Salaries, wages and benefits	1.87	1.34	40.0%	42.6	26.6	60.0%
Aircraft fuel	5.45	3.64	49.5%	124.0	72.6	70.9%
Aircraft rent	2.17	2.33	(6.9)%	49.4	46.5	6.3%
Aircraft insurance	0.28	0.32	(14.7)%	6.3	6.4	(2.5)%
Sales and marketing	2.96	2.62	12.9%	67.3	52.1	29.0%
Landing fees	0.64	0.64	0.2%	14.6	12.8	14.5%
Aircraft and traffic servicing	0.64	0.58	10.3%	14.7	11.6	25.0%
Maintenance	0.57	0.43	32.6%	12.9	8.6	50.0%
Depreciation	0.24	0.19	29.2%	5.5	3.7	47.7%
Other operating expenses	0.79	0.61	25.6%	17.9	12.2	47.3%

Total operating expenses	15.61	12.71	22.8%	355.2	253.1	40.4%

Salaries, wages and benefits expenses per available seat kilometer (“ASK”) increased 40.0% to 1.87 cents of real due to a 22.4% increase in FTE employees from 2,385 to 2,919, a 12.7% cost of living increase, and crew training costs to support fourth quarter growth, offset by increased productivity and higher capacity.

Aircraft fuel expenses per ASK reached 5.45 cents of real, a 49.5% increase over 3Q03, due to extremely high fuel prices during the 3Q04. Average fuel cost per liter increased 46% vs. 3Q03 and 17% vs. 2Q04. The combination of GOL’s hedging program, its fuel efficient fleet and pricing power effectively mitigated the increase in jet fuel prices (the results of fuel hedging activities are booked in the financial revenues.) The Company has hedged approximately 75% of its fuel requirements for 4Q04.

Aircraft rent per ASK decreased 6.9% to 2.17 cents of real as compared to the 3Q03 due primarily to a record aircraft utilization of 13.9 block hours per day and the 2% appreciation of the real against the US dollar during the quarter, partially offset by the addition of one Boeing 737-300 aircraft. GOL has achieved high fleet utilization by using a single class of aircraft, reducing complexity and lowering turnaround times at airports, which increases the number of daily flights per aircraft.

Aircraft insurance expenses per ASK decreased 14.7% due to a decrease in average premium rates, higher aircraft utilization and the 2% appreciation of the R$ vs. the US$.

Sales and marketing expenses per ASK increased 12.9% to 2.96 cents of real primarily due to a higher level of sales booking (vs. passengers flown), partially offset by reductions in travel agency commissions. The majority of our ticket sales were booked through a combination of our website (79% during 3Q04) and our call center (5% during 3Q04). Travel agents accounted for 75% of our internet bookings during 3Q04.

Landing fees per ASK remained at 0.64 cents of real, due to a faster growth rate for ASK (14.3%) vs. departures (13.3%), offsetting a 6.5% increase in average landing tariffs.

Aircraft traffic and servicing expenses per ASK increased 10.3% to 0.64 cents of real, due to increased aircraft utilization.

Maintenance, materials and repairs per ASK decreased 32.6% to 0.57 cents of real, due to greater dilution, over a larger number of ASKs of parts expenses and increased airframe maintenance.

Depreciation per ASK reached 0.24 cents of real, a 29.2% increase, due to increased depreciable assets, particularly the inventory of aircraft spare parts and, to a lesser extent, computer equipment, resulting from the expansion of our operations.

Other operating expenses per ASK were 0.79 cents of real, a 25.6% increase in relation to the same period of the previous year, due to an increase in general and administrative expenses related to growth of our operations.

COMMENTS ON EBITDA AND EBITDAR[1]

The impact of the 1.8 cent of real per ASK increase in fuel prices (the main component of the 2.9 cent of real increase in CASK) was partially mitigated by a 2.5 cents of real increase in operating revenue per available seat kilometer from 20.2 cents of real to 22.7 cents of real, leading to a drop in EBITDA per available seat kilometer to 7.1 cents of real compared to 7.5 cents of real in 3Q03.

Our EBITDA was positively impacted by a 14.3% increase in operating capacity, leading to an EBITDA of R$ 167.5 mm, compared to R$ 153.6 mm in 3Q03. Our EBITDA margin declined from 38.1% in 3Q03 to 32.4% in 3Q04.

EBITDAR Calculation	Cents of R$ per ASK			R$ mm
	3Q04	3Q03	% Chg	3Q04	3Q03	% Chg
Net Revenues	22.73	20.23	+12.3%	517.2	403.0	+28.4%
Operating Costs	15.61	12.71	+22.8%	355.2	253.1	+40.4%

EBIT	7.12	7.53	-5.4%	162.0	149.9	+8.1%
Depreciation & Amortization	0.24	0.19	+29.2%	5.5	3.7	+47.7%

EBITDA	7.36	7.71	-4.6%	167.5	153.6	+9.1%
Aircraft Rent	2.17	2.33	-6.9%	49.4	46.5	+6.3%

EBITDAR	9.53	10.05	-5.1%	216.9	200.1	+8.4%
EBITDAR Margin	41.9%	49.6%	-7.7p.p.	41.9%	49.6%	-7.7p.p.

Aircraft rent represents a significant operating expense. As GOL leases all of its aircraft, we believe that EBITDAR (equivalent to EBITDA before aircraft rent expenses) is an important measure of performance.

On a per available seat kilometer basis, EBITDAR was 9.53 cents of real in 3Q04 compared to 10.05 cents of real in 3Q03. EBITDAR reached R$ 216.9 mm in 3Q04, compared to R$ 200.1 mm in the same period last year. EBITDAR margin reached 41.9%, compared to 49.6% in 3Q03.

1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are presented as supplemental information because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

INTEREST EXPENSE AND FINANCIAL INCOME (EXPENSE), NET

Interest expense increased R$ 2.4 mm due to higher short-term debt balances.

Financial income (expense), net, decreased by R$ 9.5 mm from R$ (1.0) mm to R$ (10.5) mm, primarily due to R$ 11.6 mm in losses recognized in July on a hedge contract purchased to lock in a rate of R$ 3.12 for U.S. dollar IPO proceeds, R$ 6.4 mm increase in expenses for USD operating expense hedging activities, and a R$ 16.2 mm net increase in exchange rate variation losses on U.S. dollar-denominated assets due to the appreciation of the Brazilian currency. The reduced financial income was partially offset by R$ 23.0 mm of higher interest revenues due to higher cash balances, and R$ 2.7 mm of gains on fuel hedging activities.

NET INCOME AND EARNINGS PER SHARE

Net income in 3Q04 increased to R$ 96.9 mm (explained above), representing an 18.7% net margin, from R$ 96.7 mm of net income in 3Q03.

Net earnings per share, basic, was R$ 0.52 in 3Q04 compared to R$ 0.57 in 3Q03. Basic weighted average shares outstanding were 187,543 thousand in 3Q04 and 168,793 thousand in the 3Q03.

Net earnings per share, diluted, was R$ 0.51 in the 3Q04 compared to R$ 0.57 in 3Q03. Fully-diluted weighted average shares outstanding were 188,370 thousand in 3Q04 and 168,793 thousand in the 3Q03.

Excluding the financial effects of losses on the U.S. dollar hedging contract for IPO proceeds (R$ 11.6 mm) and exchange rate variation on U.S. dollar-denominated assets (R$ 16.2 million), tax-effected, net income for 3Q04 was approximately R$ 115 mm, and EPS was R$ 0.61, on a basic and fully-diluted basis.

As required by Brazilian Law, GOL Linhas Aéreas Inteligentes S.A. must annually pay dividends equivalent to 25% of its adjusted net income (i.e.: Net income after a 5% provisioning of net income as legal reserves). To determine dividends, GOL will use net income as calculated under BR GAAP for the three calendar quarters since the company’s incorporation in March, 2004.

COMMENTS ON THE BALANCE SHEET

GOL’s liquidity position continued to strengthen during the quarter. The cash position at September 30, 2004 was R$ 733.7 mm, an increase of R$ 37.6 mm from the previous quarter, and the Company’s total liquidity increased to R$ 1,060.6 mm of cash and accounts receivables at the end of 3Q04. GOL’s leverage is low, with a total debt (including off-balance sheet leases) to total capitalization ratio of 9.1%.

At September 30, 2004, the Company had six revolving lines of credit, secured by accounts receivables and promissory notes, which allow for borrowings of up to R$ 193 mm. As of September 30, 2004, R$ 105 mm were outstanding under these facilities. Short-term debt is denominated in Brazilian reais and its weighted average annual interest rate as of September 30, 2004 was 17.4%.

Cash Position and Debt (R$ mm)	Sept. 30, 04	June 30, 04	% Change
Cash & cash equivalents	733.7	696.2	+5.4%
Short-term debt	105.4	127.5	-17.3%
Long-term debt	-	-	n.m.

Net cash	628.3	568.7	+10.5%

GOL has significant off-balance sheet lease obligations, as all aircraft are leased under long-term operating lease agreements that have an average remaining term of 46 months. Leasing aircraft provides flexibility to change fleet composition. Besides aircraft, the Company leases airport terminal space, other airport facilities, office space and other equipment.

Including net debt and minimum lease obligations (capitalized at 7x), the ratio of financial obligations to annualized EBITDAR would be equivalent to 1.7x. The schedule of minimum lease payments is presented below:

Minimum Lease Payments Schedule (R$ mm)	Total
2004	R$ 58.0
2005	286.0
2006	384.0
2007	410.2
2008	447.8
After 2008	1,967.4

Total minimum lease payments	R$ 3,553.8

As of September 30, 2004, the Company had R$ 17.6 mm in letters of credit to guarantee certain US dollar lease payments. At September 30, 2004, approximately R$ 5.3 mm of the Company's accounts receivable and R$ 1.5 mm of certificates of deposit were collateral for outstanding letters of credit.

In 3Q04, GOL signed an agreement with the Boeing Company for the firm purchase of an additional two 737-800 Next Generation aircraft, bringing its total number of firm purchase commitments to 17, with 26 options remaining under the current contract. The delivery schedule is between 2006 and 2009, in the case of the firm order aircraft, and the remaining purchase options are exercisable for deliveries between 2005 and 2010.

OUTLOOK

Growth in GOL’s capacity, load factor, destinations and flight frequencies, combined with strong demand in the Brazilian domestic air travel sector, should continue to drive Company revenue and earnings growth in 2004. GOL expects to continue to gain market share and maintain its highly-effective low-cost structure.

Based on an improved foreign exchange rate environment, driven by strong economic fundamentals in the Brazilian economy, on August 31 GOL increased earnings per share guidance. The Brazilian real appreciated 8.7% in the 3Q04 and is expected to show stability through the end of the year. The stronger Brazilian currency positively impacts dollar-denominated and dollar-linked expenses, as approximately 50% of GOL’s operating expenses are either denominated in U.S. dollars, such as aircraft leasing expenses, or are dollar-linked, such as jet fuel.

In 4Q04, GOL expects a strong revenue environment driven by better-than-expected industry demand growth combined with improved industry fundamentals. With the addition of new destinations and aircraft, during 4Q04 the Company expects to maintain load factors around the 70% range with strong yields.

Therefore, GOL is maintaining its outlook for full year 2004: net revenues of +/-R$ 1.9 billion and earnings per share between R$ 2.05 and R$ 2.30. We are also providing preliminary guidance for 2005.

Financial Outlook (US GAAP)	2004 (Re-iterated)	2005 Prelimary
Net Revenues (R$ billion)	+/- R$ 1.9	+/- R$ 2.6
Earnings per Share	R$ 2.05 – 2.30	R$ 2.55 – 2.80
EBITDAR Margins	41% - 43%	39% - 41%
Operating Margins	28% - 30%	26% - 28%

3Q04 EARNINGS CONFERENCE CALL

Date: Tuesday, November 9th, 2004

English (US GAAP)	Portuguese (US GAAP)
10 am (US Eastern Time)	11 am (US Eastern Time)
01 pm (São Paulo Time)	02 pm (São Paulo Time)
Tel: (+1 973) 582-2757	Tel: (55 11) 2101-1490
Replay: (+1 973) 341-3080	Replay: (55 11) 2101-1490
Call ID: 5320755 or GOL	Call ID: GOL

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single-class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, and therefore high aircraft utilization and efficiency ratios. Add to this safe and reliable service, stimulating GOL’s brand recognition and customer satisfaction, and GOL has the best cost-benefit service in the market. GOL currently offers service to 35 major business and travel destinations in Brazil, with substantial expansion opportunities. By the year-end, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004.

For additional information please contact:
Media - International:	Media - Brazil:
Gavin Anderson	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Márcia Bertoncello
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0342
e-mail: GJuncadella@GavinAnderson.com	e-mail: juliana.cabrini@mvl.com.br

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

Please sign up for email alerts at www.voegol.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Operating Data
Unaudited
	3Q04	3Q03	% Change

Revenue passengers (000)	2,350	1,983	18.5%
Revenue passenger kilometers (mm)	1,594	1,335	19.4%
Available seat kilometers (mm)	2,276	1,991	14.3%
Load factor	70.0%	67.0%	3.0 p.p.
Breakeven load factor	50.0%	43.9%	6.1 p.p.
Aircraft utilization (block hours per day)	13.9	12.7	9.5%
Average fare	R$ 221.32	R$ 207.74	6.5%
Yield per passenger kilometer (cents) (1)	31.2	28.9	7.9%
Passenger revenue per available seat kilometer (cents)	21.9	19.4	12.8%
Operating revenue per available seat kilometer (cents)	22.7	20.2	12.3%
Operating cost per available seat kilometer (cents)	15.6	12.7	22.8%
Number of Departures	22,299	19,685	13.3%
Average stage length (km)	761	652	16.7%
Avg number of operating aircraft during period	22.7	22.0	3.2%
Full-time equivalent employees at period end	2,919	2,385	22.4%
% of Sales through website during period	78.4%	62.0%	26.5%
Average Exchange Rate (2)	$ 2.98	$ 2.93	1.4%
End of period Exchange Rate (2)	$ 2.86	$ 2.92	-2.2%
Inflation (IGP-M) (3)	3.3%	1.1%	2.1 p.p.
Inflation (IPCA) (3)	1.9%	1.3%	0.6 p.p.
WTI (avg. per barrel) (4)	$42.90	$38.30	12.0%
(1)	In US GAAP yield is calculated using post V.A.T. tax passenger revenues
(2)	Source: Brazilian Central Bank
(3)	Source: Fundacao Getulio Vargas
(4)	Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	3Q04	3Q03	% Change

Net operating revenues
Passenger	$ 497,757	$ 386,229	28.9%
Cargo and Other	19,477	16,721	16.5%

Total net operating revenues	517,234	402,950	28.4%

Operating expenses
Salaries, wages and benefits	42,632	26,649	60.0%
Aircraft fuel	123,978	72,552	70.9%
Aircraft rent	49,429	46,486	6.3%
Aircraft insurance	6,281	6,445	-2.5%
Sales and marketing	67,275	52,146	29.0%
Landing fees	14,597	12,752	14.5%
Aircraft and traffic servicing	14,692	11,587	26.8%
Maintenance materials and repairs	12,944	8,591	50.7%
Depreciation	5,463	3,699	47.7%
Other operating expenses	17,921	12,168	47.3%

Total operating expenses	355,212	253,075	40.4%
Operating income	162,022	149,875	8.1%
Financial expense
Interest expense	(4,814)	(2,460)	95.7%
Financial income (expense), net	(10,525)	(1,036)	915.8%

Income (loss) before income taxes	146,684	146,379	0.2%
Income taxes current	(46,488)	(43,490)	6.9%
Income taxes deferred	(3,296)	(6,154)	-46.4%

Net income (loss)	$ 96,900	$ 96,735	0.2%

Earnings (loss) per share, basic	$ 0.5167	$ 0.5731	-9.8%
Earnings (loss) per share, diluted	$ 0.5144	$ 0.5731	-10.2%

Earnings (loss) per ADS, basic - US Dollar	$0.35	$0.39	-11.1%
Earnings (loss) per ADS, diluted - US Dollar	$0.35	$0.39	-11.5%

Basic weighted average shares outstanding	187,543	168,793	11.1%
Diluted weighted average shares outstanding	188,370	168,793	11.6%

Consolidated Balance Sheet
US GAAP
R$ 000
	9/30/2004	6/30/2004

ASSETS	1,486,395	1,373,616
Current Assets	1,106,906	1,019,488
Cash and cash equivalents	733,740	696,169
Receivables less allowance	326,837	272,135
Inventories	15,876	14,824
Recoverable taxes and deferred tax	9,169	11,416
Prepaid expenses	16,330	21,691
Other current assets	4,954	3,253

Property and Equipment, net	110,686	99,618
Flight equipment	97,439	85,789
Pre-delivery deposits for flight equipment	28,631	27,096
Other property and equipment	22,141	18,808
Accumulated depreciation	(37,525)	(32,075)

Other Assets	268,803	254,510
Deposits for aircraft leasing contracts	20,993	22,288
Deposits for aircraft and engine maintenance	241,832	229,007
Other	5,978	3,215

LIABILITIES AND SHAREHOLDERS' EQUITY	1,486,395	1,373,616

Current liabilities	343,500	338,742
Accounts payable	29,645	30,313
Air traffic liability	122,490	103,992
Payroll and related charges	26,572	24,319
Operating leases payable	10,406	16,492
Obligations with related parties	-	-
Short-term borrowings	105,428	127,547
Sales tax and landing fees	19,159	13,615
Other current liabilities	29,800	22,464

Other liabilities	70,831	64,135
Long-term vendor payable	13,830	8,893
Deferred income taxes, net	47,635	44,528
Other liabilities	9,366	10,714

Shareholders' Equity	1,072,064	970,739
Preferred Shares, Class A and B (no par value)	553,505	556,244
Common Shares (no par value)	41,500	41,500
Additional Paid in Capital	49,305	49,305
Compensation expenses	(12,070)	(19,234)
Appropriated retained earnings	5,579	5,579
Unapproriated retained earnings	434,245	337,345

Consolidated Statements of Cash Flows
US GAAP - Unaudited
R$ 000
	9M04	9M03

Cash flows from operating activities
Net income (loss)	R$ 260,785	R$ 108,734
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Amortization of deferred compensation	8,047	0
Depreciation	14,775	10,845
Provision for doubtful accounts receivable	(245)	0
Deferred income taxes	26,996	7,768
Changes in operating assets and liabilities
Receivables	(86,016)	(144,130)
Inventories	(2,306)	3,882
Prepaid expenses, other assets and recoverable taxes	2,643	7,599
Accounts payable and long-term vendor payable	(11,276)	8,540
Deposits for aircraft and engine maintenance	(79,537)	(31,912)
Operating leases payable	307	(19,631)
Air traffic liability	(903)	2,515
Payroll and related charges	(8,387)	7,963
Other liabilities	(2,339)	11,173

Net cash provided by (used in) operating activities	122,544	(26,654)

Cash flows from investing activities
Deposits for aircraft leasing contracts	(2,372)	(15,171)
Acquisition of property and equipment	(29,649)	(45,322)
Predelivery deposits for flight equipment	(28,631)	0
Investments	0	(380)

Net cash used in investing activities	(60,652)	(60,873)

Cash flows from financing activities
Short term borrowings, net	66,522	23,556
Issuance of common shares	459,305	94,200
Obligations with related parties	(270)	(16,723)

Net cash provided by financing activities	525,557	101,033

Net increase in cash and cash equivalents	587,449	13,506
Cash and cash equivalents at beginning of the period	146,291	9,452

Cash and cash equivalents at end of the period	733,740	22,958

Supplemental disclosure of cash flow information
Interest paid	9,136	17,972
Income taxes paid	92,701	44,031
Disclosure of non cash transactions
Tax benefit contributed by shareholders (unaudited)	29,188	-

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	3Q04	3Q03	Var.%

Net operating revenues
Passenger	$523,479	$407,008	28.6%
Cargo and Other	20,489	17,640	16.2%

Deduction from gross revenues	(26,735)	(21,698)	23.2%

Total net operating revenues	517,233	402,950	28.4%

Operating expenses
Salaries, wages and benefits	35,471	26,649	33.1%
Aircraft fuel	123,979	87,349	41.9%
Aircraft rent	49,429	46,486	6.3%
Supplementary rent	27,357	23,101
Aircraft insurance	6,281	6,445	-2.5%
Sales and marketing	67,275	40,907	64.5%
Landing fees	14,597	12,752	14.5%
Aircraft and traffic servicing	14,692	11,587	26.8%
Maintenance materials and repairs	12,944	7,972	62.4%
Depreciation and Amortization	5,607	3,858	45.3%
Other operating expenses	17,711	17,364	2.0%

Total operating expenses	375,343	284,470	31.9%

Operating income	141,890	118,480	19.8%

Financial expense, net	(7,990)	(10,588)	-24.5%

Income (loss) before income taxes	133,900	107,892	24.1%
Income taxes current	(46,675)	(40,643)	14.8%
Income taxes deferred	(808)	53	-1624.5%

Net income (loss)	$86,417	$67,302	28.4%

Earnings (loss) per share, basic	$0.4608	$0.3987	15.6%

Earnings (loss) per ADS, basic - US Dollar	$0.31	$0.27	13.9%

Basic weighted average shares outstanding	187,543	168,793	11.1%

Consolidated Balance Sheet
BR GAAP
R$ 000
	9/30/2004	6/30/2004

ASSETS	1,317,211	1,222,649
Current Assets	1,112,450	1,026,351
Cash and cash equivalents	731,849	696,169
Receivables less allowance	326,837	272,135
Inventories	15,876	14,824
Recoverable taxes and deferred tax	9,169	11,416
Prepaid expenses	23,807	28,554
Other current assets	4,912	3,253
Long Term Assets	92,349	94,810
Deposits	33,246	35,608
Deferred taxes	27,730	28,537
Prepaid expenses	28,035	27,449
Other	3,338	3,216
Property and Equipment	112,412	101,488
Investments	1,080	1,080
Pre-delivery deposits for flight equipment	28,631	27,340
Property and equipment	82,055	72,278
Deferred	646	790
LIABILITIES AND SHAREHOLDERS' EQUITY	1,317,211	1,222,649
Current liabilities	343,502	333,335
Short-term borrowings	105,428	127,547
Accounts payable	29,645	30,313
Operating leases payable	10,406	11,005
Payroll and related charges	26,572	21,203
Sales tax and landing fees	44,314	33,423
Air traffic liability	122,490	103,992
Obligations with related parties	-	-
Other current liabilities	4,647	5,852
Long Term Liabilities	23,196	25,218
Operating leases payable	4,700	5,611
Provisions for contingencies	9,366	10,714
Other liabilities	9,130	8,893
Shareholders' Equity	950,513	864,096
Capital	717,832	719,474
Capital reserves	29,187	89,556
Retained eaminas	203,494	55,066

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	9M04	9M03

Cash flows from operating activities
Net income (loss)	$203,494	$72,296
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Amortization	748	512
Depreciation	14,775	10,822
Provision for doubtful accounts receivable	(245)	0
Deferred income taxes	(188)	(583)
Provision for contingencies	796	157
Changes in operating assets and liabilities
Receivables	(86,016)	(144,130)
Inventories	(640)	(3,385)
Prepaid expenses, other assets and recoverable taxes	(51,856)	(51,940)
Accounts payable and long-term vendor payable	(9,830)	19,030
Related parties	0	(16,723)
Operating leases payable	(1,140)	(29,427)
Air traffic liability	(903)	1,842
Payroll and related charges	(8,387)	7,963
Other liabilities	(3,402)	61,785

Net cash provided by (used in) operating activities	57,206	(71,781)
Cash flows from investing activities
Deposits for aircraft leasing contracts	(4,985)	7,272
Acquisition of property and equipment	(58,277)	(39,361)
Predelivery deposits for flight equipment	(450)	(380)

Net cash used in investing activities	(63,712)	(32,469)
Cash flows from financing activities
Short term borrowings, net	66,522	23,557
Issuance of common shares	29,187	94,200
Issuance of preferred shares	496,355	0

Net cash provided by financing activities	592,064	117,757
Net increase in cash and cash equivalents	585,558	13,507
Cash and cash equivalents at beginning of the period	146,291	9,452

Cash and cash equivalents at end of the period	731,849	22,959

Disclosure of non cash transactions
Tax benefit contributed bv shareholders (unaudited)	29,187	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.